UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment)*

Silvercrest Asset Management Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

828359109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 828359109	Page 1 of 4 Pages

(1)	Names of reporting persons Mendon Capital Advisors Corp. 13-3894706
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware Limited Liability Company
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power None
(6) Shared voting power 464,920
(7) Sole dispositive power None
(8) Shared dispositive power 464,920
(9)	Aggregate amount beneficially owned by each reporting person 464,920
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.9%
(12)	Type of reporting person (see instructions) IA

Additional information that was included in our previous 13G Cover letters/filings:

Item 1.	(a)	Issuer: Silvercrest Asset Management Group Inc. Address:

1330 Avenue of the Americas, 38th Floor New York, NY 10019

Item 2.	(a)	Name of Person Filing:

Mendon Capital Advisors Corp.

	(b)	Address of Principal Business Offices:

150 Allens Creek Road Rochester, NY 14618

	(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each Reporting Person

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number: 828359109

Item 3.	If this statement is filed pursuant to rule 240.13d- 1(b),or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with 240.13d-1(b)1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

Mendon Capital Advisors Corp.

By:	/s/ Anton Schutz
Name:	Anton Schutz
Title:	President